SECURITI[ES AND EXCHANGE COMM]ISSION

03011804

SEC MAIL PROCESSING
RECEIVED
MAR 3 · 2003
WASH, D.C. 160 SECTION

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SEC FILE NUMBER
8 - 17764

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carr-Friesenhahn & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1142 Sisterdale Road
(No. and Street)

Sisterdale	Texas	78006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vernon C. Friesenhahn — 210-867-0740 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon C. Friesenhahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Carr-Friesenhahn & Company, Inc.**, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

KATHLEEN GRAMS
Notary Public, State of Texas
My Commission expires
March 25, 2003

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARR-FRIESENHAHN & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Financial Condition in Liquidation
December 31, 2002

ASSETS	
Receivable from clearing broker/dealer	$ 8,400
Clearing deposit	100,000
Property and equipment, net of accumulated depreciation of $73,791	10,628
TOTAL ASSETS	$ 119,028
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Bank overdraft	$ 1,794
Payable to clearing broker/dealer	8,677
Accrued expenses	1,212
TOTAL LIABILITIES	11,683
Stockholder's Equity	
Common stock, 10,000 shares authorized with no par value, 10,000 shares issued and 7,800 shares outstanding	34,000
Additional paid-in capital	334,000
Accumulated deficit	(247,393)
	120,607
Treasury stock, 2,200 shares at cost	(13,262)
TOTAL STOCKHOLDER'S EQUITY	107,345
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 119,028

See notes to financial statements.

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Income
Year Ended December 31, 2002

Revenue		
Securities commissions	$	502,826
Revenue from the sale of investment company shares		141,893
Insurance commissions		38,975
Other revenue		3,235
TOTAL REVENUE		686,929
Expenses		
Compensation and related costs		392,299
Clearing charges		86,427
Communications		90,817
Occupancy and equipment costs		147,052
Promotional costs		2,199
Interest		297
Regulatory fees and expenses		66,933
Other expenses		48,828
TOTAL EXPENSES		834,852
Other Losses		
Realized loss on non-marketable securities		810
Unrealized loss on non-marketable securities		3,300
TOTAL OTHER LOSSES		4,110
NET LOSS	$	(152,033)

See notes to financial statements.

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Treasury Shares	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balances at December 31, 2001	2,200	7,800	$ 34,000	$ 287,500	$ (95,360)	$ (13,262)	$ 212,878
Additional capital contributed	-	-	-	46,500	-	-	46,500
Net loss	-	-	-	-	(152,033)	-	(152,033)
Balances at December 31, 2002	2,200	7,800	$ 34,000	$ 334,000	$(247,393)	$ (13,262)	$ 107,345

See notes to financial statements.

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (152,033)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,289
Realized loss on non-marketable securities	810
Unrealized loss on non-marketable securities	3,300
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	75,347
Decrease in other receivables	3,164
Decrease in prepaid expenses	6,412
Increase in bank overdraft	1,794
Increase in payable to clearing broker/dealer	6,322
Decrease in accrued expenses	(1,647)
Net cash used in operating activities	(55,242)
Cash flows from investing activities:	
Proceeds from sale of non-marketable securities	1,790
Cash flows from financing activities:	
Additional capital contributed	46,500
Net decrease in cash	(6,952)
Cash at beginning of year	6,952
Cash at end of year	$ -

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 297

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, which approximates fair market value. Depreciation is calculated using accelerated methods over estimated lives of five to seven years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Commission Revenue

General securities commissions are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company. Insurance product commissions are recorded when products are funded by the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual stockholder.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $92,717 and $50,000, respectively. The Company's net capital ratio was .13 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Equipment	$	57,689
Furniture and fixtures		14,512
Leasehold improvements		12,218
		84,419
Accumulated depreciation		(73,791)
	$	10,628

Depreciation expense for the year was $1,289 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Commitments and Contingencies

Commitments

The Company leases office space under a noncancellable operating lease expiring in February 2003. Future minimum lease payments due for the year ending December 31, 2003 are $10,536.

Rent expense for the year ended December 31, 2002 was $78,831, and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Related Party Transactions

The Company's sole shareholder (Shareholder) settled an arbitration on behalf of the Company during the year for $250,000; therefore, the related cost of settlement is not included in the accompanying statement of income. The Shareholder also settled an arbitration on behalf of the Company in January 2003 for $350,000 (See Note 8).

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has commissions receivable and a clearing deposit due from Pershing, a division of Donaldson, Lufkin and Jenrette Securities Corporation (Pershing) of Jersey City, NJ totaling $108,400, or approximately 91% of its total assets.

Note 8 - Subsequent Event

The Shareholder settled an arbitration on behalf of the Company in January 2003 for $350,000 (See Note 6).

Schedule I

CARR-FRIESENHAHN & COMPANY, INC.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity qualified for net capital	$ 107,345
Other deduction:	
Excess fidelity bond deductible	4,000
Total Capital	103,345
Deductions and/or charges	
Non-allowable assets:	
Property and equipment	10,628
Net Capital	$ 92,717
Aggregate indebtedness	
Bank overdraft	$ 1,794
Payable to clearing broker/dealer	8,677
Accrued expenses	1,212
Total aggregate indebtedness	$ 11,683
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 42,717
Ratio of aggregate indebtedness to net capital	.13 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002 as filed by Carr-Friesenhahn & Company, Inc on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Carr-Friesenhahn & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carr-Friesenhahn & Company, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 22, 2003